EXHIBIT 99.1

RADVISION To Report Fourth Quarter 2009 Results on February 3rd

Press Release

Source: RADVISION

On Monday January 4, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, will report its financial results for the fourth quarter of 2009 on Wednesday, February 3, 2010. The press release will be issued at approximately 8:00 a.m. (Eastern).

Fourth Quarter 2009 Conference Call:
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Date:             February 3, 2010
Time:             9:00 a.m. (Eastern)
Dial-In:          1-877-601-3546
                  +1-210-839-8500 (International dialers)
Passcode:         "RADVISION"

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter's results, discuss the Company's outlook and take questions from analysts and institutional investors on the call.

Webcast:
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A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser:
www.radvision.com/Corporate/Investors/FinancialReports/.

Presentation:
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A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 3rd and remain on the site through the first quarter of 2010.

Conference Call Replay:
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Date: February 3 to February 10, 2010 (Available approximately one hour after call conclusion)
Dial-In:     1-866-443-2911
             +1-203-369-1098 (International dialers)

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Contact:

Corporate:
RADVISION Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net